EXHIBIT 1

IIJ Announces Nine Months Financial Results for the Fiscal Year Ending March 31, 2010

TOKYO, Feb. 12, 2010 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. (Nasdaq:IIJI) (TSE:3774) ("IIJ") today announced its consolidated financial results for the nine months ended December 31, 2009.(1)

 Highlights of Financial Results for the Nine Months Ended Dec 2009

  Revenues were JPY48,313 million ($519.0 million), down 4.9% YoY due to the continued decline in systems integration revenue.
  Operating income was JPY2,007 million ($21.6 million), up 8.8% YoY with continuous increase of connectivity and outsourcing service gross margin. Operation loss related to the new ATM operation business was JPY730 million ($7.8 million), up 57.0% YoY.
  Net income attributable to IIJ(2) was JPY1,133 million ($12.2 million), up 219.8% YoY.
  FY2009 revenue target was revised down from JPY73,000 million to JPY68,000 million, yet profit target remain unchanged.
  IIJ to absorb two of its wholly-owned subsidiary on April 1, 2010 (Scheduled).
(1) Unless otherwise stated, all financial figures discussed in this announcement are prepared in accordance with U.S. GAAP. All financial figures are unaudited and consolidated. The translation of Japanese yen into U.S. dollars is solely for the convenience of readers outside of Japan. The rate used for the translation was JPY93.08 per US$1.00, which was the noon buying rate on December 31, 2009.
(2) Effective April 1, 2009, we have adopted ASC810, "Consolidations". For details, please refer to page 7 in this presentation material.

Nine Months Overview and Business Outlook

"We have achieved income growth for three consecutive quarters in these tough economic environment," said Koichi Suzuki, President and CEO of IIJ.

"During the nine months ended December 31, 2009, our business environment were tough as companies continued to withhold their investments and kept a tight grip on spending. Cost down pressure has also been severe. In such economic environment, total revenue decreased YoY dragged by the decrease in SI revenue. Both systems construction and systems operation and maintenance were heavily affected resulting in a weaker than expected outcome. Yet, in such economic situation, connectivity service and outsourcing service revenues continued to increase followed by steady demands. Over 1Gbps connectivity service, mobile data communication service, and outsourcing services such as email and security related continued to growth."

"Additionally, we continue to operate the company with discipline," continued Suzuki. "We have taken actions to lower our cost and expenses to improve profitability. As a result, gross margin for connectivity and outsourcing increased and general and administrative expenses decreased YoY. Accordingly, despite the increase in losses related to the ATM operation business which is in its start-up phase with 147 ATMs placed as of December 31, 2009, our operating income is increasing and our operating margin ratio is improving quarter by quarter."

"For our mid- to long-term growth, to best position ourselves in the future IT outsourcing market, we have taken several actions. In November 2009, we have launched our cloud computing service "IIJ GIO". The pre-sales of this cloud computing service are doing well and has already been adopted by several clients such as the Cabinet Office web site."

"We have decided to absorb our two 100% owned consolidated subsidiaries, which are engaging in systems integration business on April 1, 2010. As seen in the cloud-computing concept, the trend to outsource corporate information system with network element are accelerating. To seize IT demands in this trends, we believe the best solution would be to unite our internet related network technology and the systems integration ability of our subsidiaries through this merger. We will reform ourselves to best seize mid-term IT demands which should continuously occur and become strong when the economic situation recovers."

Nine Months Financial Results Summary

Operating Results Summary
	Nine months ended Dec 31, 2008	Nine months ended Dec 31, 2009	YoY % change
	JPY millions	JPY millions
Total Revenues	50,789	48,313	(4.9%)
Connectivity and Outsourcing Services	25,941	27,601	6.4%
SI	24,105	20,165	(16.3%)
Equipment Sales	726	439	(39.6%)
ATM Operation Business	17	108	526.8%
Total Costs	41,255	38,693	(6.2%)
Connectivity and Outsourcing Services	21,851	22,878	4.7%
SI	18,504	14,751	(20.3%)
Equipment Sales	639	380	(40.5%)
ATM Operation Business	261	684	(162.2%)
SG&A Expenses and R&D	7,690	7,613	(1.0%)
Operating Income	1,844	2,007	8.8%
Income before Income Tax Expense	1,242	1,783	43.6%
Net income attributable to IIJ	354	1,133	219.8%

Segment Summary
	Nine months ended Dec 31, 2008	Nine months ended Dec 31, 2009
	JPY millions	JPY millions
Net Revenues	50,789	48,313
Network services and SI business	50,935	48,525
ATM operation business	17	108
Elimination	163	320
Operating Income (Loss)	1,844	2,007
Network service and SI business	2,326	2,754
ATM operation business	(456)	(731)
Elimination	26	16

We have omitted segment analysis because most of our revenues are dominated by Network services and systems integration business.

Nine Months Financial Results

Revenues

Revenues were JPY48,313 million (down 4.9% YoY).

Connectivity and Outsourcing Services revenue were JPY27,601 million, up 6.4% YoY. Connectivity service for corporate use increased by 6.8% YoY. Over 1Gbps IP connectivity services increased, reaching 121 contracts as of December 31, 2009 (up 39 contracts YoY). IIJ Mobile service also increased with contracts reaching over 36,000 contracts. For connectivity service for home use, revenue increased by 5.7% YoY. The shift from ADSL to optical fiber service which charge higher monthly fees has contributed to the increase in revenue as well as the increase in mobile data communication service, launched in December 2008, under hi-ho and IIJmio brands. For outsourcing services, email related, network outsourcing related and security related services contributed to the YoY increase.

SI revenues were JPY20,165 million, down 16.3% YoY. Systems construction revenues decreased by 38.7% YoY to JPY6,135 million, heavily affected by the weak Japanese economy. Systems operation and maintenance revenues also slightly decreased by 0.4% YoY to JPY14,030 million as the decrease in systems construction revenue had affected the new engagements of systems operation and maintenance contracts. There were also severe cost down pressure from large accounts as they are tightening cost reduction. The order backlog for systems construction and equipment sales was JPY5,297 million (up 25.0% YoY) and order backlog for systems operation and maintenance was JPY9,689 million (up 4.1% YoY) as of as of December 31, 2009, respectively.

Equipment sales revenues were JPY439 million, down 39.6% YoY.

ATM Operation Business revenues were JPY108 million compared to JPY17 million for the nine months ended December 2008. As of December 31, 2009, there are 147 ATMs placed in Japan.

Number of Contracts for Connectivity Services
	as of Dec 31, 2008	as of Dec 31, 2009	YoY Change
Connectivity Services (Corporate Use)	47,277	66,171	18,894
IP Service (-99Mbps)	936	927	(9)
IP Service (100Mbps-999Mbps)	223	244	21
IP Service (1Gbps-)	82	121	39
IIJ Data Center Connectivity Service	301	299	(2)
IIJ FiberAccess/F and IIJ DSL/F	25,295	27,805	2,510
IIJ Mobile Service(3)	18,830	35,357	16,527
Others	1,610	1,418	(192)
Connectivity Services (Home Use)	450,708	404,700	(46,008)
Under IIJ Brand	47,327	47,718	391
hi-ho	183,416	171,511	(11,905)
OEM	219,965	185,471	(34,494)
Total Contracted Bandwidth	476.6 Gbps	647.2Gbps	170.6Gbps

Connectivity and Outsourcing Services Revenues Breakdown
	Nine months ended Dec 31, 2008	Nine months ended Dec 31, 2009	YoY % change
	JPY millions	JPY millions
Connectivity Service (Corporate Use)	9,706	10,368	6.8%
IP Service(4)	6,923	6,957	0.5%
IIJ FiberAccess/F and IIJ DSL/F	2,158	2,196	1.7%
IIJ Mobile Service(5)	363	994	173.7%
Others	262	221	(15.4%)
Connectivity Service (Home Use)	4,859	5,134	5.7%
Under IIJ Brand	762	775	1.7%
hi-ho	3,682	3,934	6.9%
OEM	415	425	2.4%
Outsourcing Services	11,376	12,099	6.4%
Total Connectivity and Outsourcing Services	25,941	27,601	6.4%

(3) Contracts for mobile data communication service for home use is included in Connectivity service (home use).
(4) IP Service revenues include revenues from the Data Center Connectivity Service.
(5) Revenue from mobile data communication service for home use is included in Connectivity service (home use).

Cost and expense

Cost of revenues was JPY38,693 million (down 6.2% YoY).

Cost of Connectivity and Outsourcing Services revenue was JPY22,878 million, up 4.7% YoY largely affected by the increase in network operation related costs, outsourcing related costs. Circuit related cost also increased in relation to the growth of mobile data communication service. Backbone cost was JPY2,745 million, down 1.1% YoY. Gross margin was JPY4,722 million, up 15.5% YoY and gross margin ratio was 17.1%, up 1.3% points YoY.

Cost of SI revenues was JPY14,751 million (down 20.3% YoY) largely due to the decrease in outsourcing related costs as a result of reduction of full-time outsourcing personnel. Purchasing cost also decreased along with the decrease in systems construction revenues. Gross margin was JPY5,414 million, down 3.3% YoY and gross margin ratio was 26.8%, up 3.6% points YoY.

Cost of Equipment Sales revenues was JPY380 million (down 40.5% YoY).

Cost of ATM Operation Business revenues was JPY684 million compared to JPY261 million for the nine months ended December 2008 as it is in its start-up phase.

SG&A Expenses and R&D

Sales and marketing expenses were JPY3,928 million (up 12.0% YoY). There were increase in personnel related expenses, disposal of non-amortized intangible assets and amortization related to the back-office system which began its operation from this quarter.

General and administrative expenses were JPY3,444 million, down 13.2% YoY, largely due to the decrease of outsourcing related expenses and general expenses as a result of tight cost control.

Research and development expenses were JPY 241 million, up 11.4% YoY as expenses related to IIJ Innovation Institute Inc. Increased.

Operating income

Operating income increased by 8.8% YoY to JPY 2,007 million. While operating loss related to the new ATM operation business increased, gross margin of connectivity and outsourcing service increased and general and administrative expenses decreased.

Other income (expenses)

Other income (expenses) was net other expense of JPY224 million compared to net other expense of JPY602 million for the nine months ended December 2008 as impairment losses on equity securities and interest expense decreased compared to the nine months ended December 2008.

Income before income tax expenses

Income before income tax expenses was JPY1,783 million, up 43.6% YoY.

Net Income

Net income was JPY868 million compared to JPY95 million for the nine months ended December 2008.

Income tax expense was JPY1,042 million compared to JPY1,192 million for the nine months ended December 2008. Deferred tax expenses was JPY790 million compared to JPY972 million for the nine months ended December 2008.

Equity in net income of equity method investees was JPY127 million compared to JPY45 million for the nine months ended December 2008.

Net income attributable to IIJ

Net income attributable to IIJ was JPY 1,133 million, up 219.8% YoY.

Net losses attributable to noncontrolling interests was JPY265 million compared to JPY259 million for the nine months ended December 2008, both related to GDX Japan Inc. and Trust Networks Inc.

Nine Months Financial Condition

Balance Sheets

As of December 31, 2009, the balance of total assets was JPY49,002 million, a decrease of JPY3,300 million from the balance as of March 31, 2009.

For current assets, as compared to each of the respective balances as of March 31, 2009, cash and cash equivalents decreased by JPY1,722 million, accounts receivables decreased by JPY1,682 million, inventories related to SI projects increased by JPY693 million and prepaid expenses related to network equipment maintenance increased by JPY561 million, respectively. As for current liabilities, as compared to each of the respective balances as of March 31, 2009, short-term borrowings decreased by JPY2,250 million and accounts payable decreased by JPY1,029 million. Noncurrent capital lease obligations decreased by JPY932 million from the balances as of March 31, 2009.

As of December 31, 2009, we had net deferred tax asset (current) of JPY492 million and net deferred tax asset (non-current) of JPY1,770 million, respectively.

The balance of other investments as of December 31, 2009 was JPY2,117 million, an increase of JPY202 million from the balance as of March 31, 2009. The breakdown of other investments were JPY1,036 million in nonmarketable equity securities, JPY727 million in available-for-sale securities and JPY354 million in other.

As of December 31, 2009, the balance of non-amortized intangible assets (excluding telephone rights) such as goodwill was JPY5,368 million and the balance of amortized intangible assets were JPY227 million. The breakdown of non-amortized intangible assets were JPY2,639 million in goodwill, JPY2,537 million in customer relationships and JPY192 million in trademark. The breakdown of amortized intangible assets were JPY122 million in customer relationships and JPY105 million in licenses.

Total IIJ shareholders' equity as of December 31, 2009 was JPY25,818 million, an increase of JPY649 million from the balance as of March 31, 2009. IIJ Shareholders' equity ratio (IIJ shareholders' equity/total assets) as of December 31, 2009 was 52.7%, up 4.6 points compared to March 31, 2009.

Cash Flows

Cash and cash equivalents as of December 31, 2009 were JPY8,466 million compared to JPY8,955 million as of December 31, 2008.

Net cash provided by operating activities for the nine months ended December 31, 2009 was JPY6,261 million compared to net cash provided by operating activities of JPY5,351 million for the nine months ended December 31, 2008. While operating income increased due to the increase in gross margin from connectivity and outsourcing service and the decrease general and administrative expenses, there were changes in operating assets and liabilities during the nine months ended December 31, 2009, mainly resulting from the decrease in accounts receivables of JPY1,657 million (decrease of JPY2,656 million for the nine months ended December 31, 2008), increase in inventories and prepaid expenses of JPY638 million (increase of JPY1,249 million for the nine months ended December 31, 2008) and decrease in accounts payable related to on-going SI projects of JPY669 million (decrease of JPY2,122 million for the nine months ended December 31, 2008).

Net cash used in investing activities for the nine months ended December 31, 2009 was JPY2,798 million compared to net cash used in investing activities of JPY2,926 million for the nine months ended December 31, 2008, mainly due to payment of JPY2,625 million for the purchase of property and equipment (payment of JPY2,663 million for the nine months ended December 31, 2008) and the purchase of short-term and other investments of JPY250 million (purchase of JPY125 million for the nine months ended December 31, 2008).

Net cash used in financing activities for the nine months ended December 31, 2009 was JPY5,163 million compared to net cash used in financing activities of JPY4,911 million for the nine months ended December 31, 2008, mainly due to principal payments under capital leases of JPY2,658 million (payment of JPY2,848 million for the nine months ended December 31, 2008), net repayment of short-term borrowings with initial maturities less than three months of JPY2,250 million (net repayment of JPY1,350 million for the nine months ended December 31, 2008) and payments of JPY405 million for FY2008 year-end dividends and FY2009 interim period dividends.

Reconciliation of Non-GAAP Financial Measures

The following table summarizes the reconciliation of adjusted EBITDA to net income in our consolidated statements of income that are prepared in accordance with U.S. GAAP.

Adjusted EBITDA
	Nine months ended Dec 31, 2008	Nine months ended Dec 31, 2009
	JPY millions	JPY millions
Adjusted EBITDA	5,798	5,942
Depreciation and Amortization	3,954	3,935
Operating Income	1,844	2,007
Other Income (Expense)	(602)	(224)
Income Tax Expense	1,192	1,042
Equity in Net Income (Loss) of Equity Method Investees	45	127
Net income	95	868
Net income attributable to noncontrolling interests	259	265
Net Income attributable to IIJ	354	1,133

CAPEX
	Nine months ended Dec 31, 2008	Nine months ended Dec 31, 2009
	JPY millions	JPY millions
CAPEX, including capital leases	6,348	4,187
Acquisition of Assets by Entering into Capital Leases	3,685	1,563
Purchase of Property and Equipment	2,663	2,624

FY2009 Financial Targets (announced on May 15, 2009)

Our targets for the fiscal year ending March 31, 2010 are as follows:

(JPY in millions)
	Revenues	Operating Income	Income before Income Tax Expense (Benefit)	Net Income attributable to IIJ
Full FY2009	68,000	3,300	2,700	1,700

Revenues for the nine months ended December 31, 2009 was below our target mainly because systems integration revenues was heavily affected by the tough business environment with companies continuing to withhold their investments and keeping a tight grip on spending. On the contrary, operating income for the nine months ended December 31, 2009 was in line with our target so far, as outsourcing related costs and general and administrative expenses decreased as a result of tight cost control.

For the Full FY2009 target, we have revised downward our revenue target from JPY73,000 million to JPY68,000 million by taking into account the revenue level and the SI and equipment sales order backlog. Targets for operating income, income before income tax expense (benefit) and net income attributable to IIJ remain unchanged considering the income level for the nine months ended December 31, 2009 and this fourth quarter revenue target.

Changes in accounting principles, procedures and disclosures in quarterly consolidated financial statements

Accounting Standards Codification

Effective July 1, 2009, IIJ adopted the FASB Accounting Standards Codification ("ASC") 105, "Generally Accepted Accounting Principles (the provisions of which were previously included in SFAS No. 168 "Accounting Standards Codification and the hierarchy of generally accepted accounting principles"). This pronouncement prescribes the change which divides non-governmental U.S. GAAP into the authoritative Codification and the non-authoritative guidance, doing away with the previous fourlevel hierarchy. Accordingly, IIJ's consolidated financial statements from the second quarter of fiscal year ending March 2010 follows the Codification in place of legacy accounting pronouncements.

Business Combinations

Effective April 1, 2009, IIJ adopted ASC805, "Business Combinations". ASC805 requires an acquirer in a business combination to generally recognize and measure all the identifiable assets acquired, the liabilities assumed, goodwill and any noncontrolling interest in the acquiree at their fair values as of the acquisition date. The adoption of ASC805 did not have any impact on IIJ's results of operations and financial position as there were no business combinations during the nine months ended December 31, 2009, however the impact in the future would depend on the size and the detail of the business combination.

Noncontrolling Interests in Consolidated Financial Statements

Effective April 1, 2009, IIJ adopted ASC810 " Consolidations". ASC810 requires noncontrolling interest held by parties other than the parent be clearly identified, labeled and presented in the consolidated statement of financial position within equity, but separate from the parent's equity. ASC810 also require changes in parent's ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for as equity transactions. Upon the adoption of ASC810, "Noncontrolling interests", which were previously referred to as "Minority interests" and classified between "Total liabilities" and "Shareholders' equity" in the consolidated balance sheets, are now included as a separate component of "Equity". In addition, "Net income" in the consolidated statements of income now includes net income attributable to noncontrolling interests, which was previously referred to as "Minority interests" and deducted. As a result, the adoption of ASC810 changed the presentation and disclosure of noncontrolling interest in the consolidated financial statements retrospectively, but did not have a material impact on IIJ's results of operations and financial position.

Presentation

Presentation Materials will be posted on our web site (http://www.iij.ad.jp/en/IR/) on February 12, 2010.

About Internet Initiative Japan Inc.

Founded in 1992, IIJ is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. IIJ's services include high-quality systems integration and security services, Internet access, hosting/housing, and content design. Moreover, IIJ has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ was listed on the U.S. NASDAQ Stock Market in 1999 and on the First Section of the Tokyo Stock Exchange in 2006.

The Internet Initiative Japan Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=4613

Statements made in this press release regarding IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding FY2008 revenues and operating and net profitability, are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ's ability to maintain and increase revenues from higher-margin services such as systems integration and outsourcing services; the possibility that revenues from connectivity services may decline substantially as a result of competition and other factors; the ability to compete in a rapidly evolving and competitive marketplace; the impact on IIJ's profits of fluctuations in costs such as backbone costs and subcontractor costs; the impact on IIJ's profits of fluctuations in the price of available-for-sale securities; the impact of technological changes in its industry; IIJ's ability to raise additional capital to cover its indebtedness; the possibility that NTT, IIJ's largest shareholder, may decide to exercise substantial influence over IIJ; and other risks referred to from time to time in IIJ's filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

Tables to follow

Internet Initiative Japan Inc.
Quarterly Consolidated Balance Sheets (Unaudited)
(As of March 31, 2009 and December 31, 2009)

	As of March 31, 2009		As of December 31, 2009
	Thousands of JPY	%	Thousands of U.S. Dollars	Thousands of JPY	%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	10,187,724		90,955	8,466,102
Accounts receivable, net of allowance for doubtful accounts of JPY 22,072 thousand and JPY 29,207 thousand at March 31, 2009 and December 31, 2009, respectively	10,256,527		92,120	8,574,513
Inventories	529,756		13,139	1,222,961
Prepaid expenses	1,771,955		25,063	2,332,852
Deferred tax assets — Current	762,221		5,289	492,273
Other current assets, net of allowance for doubtful accounts of JPY 11,720 thousand and JPY 720 thousand at March 31, 2009 and December 31, 2009, respectively	848,586		6,268	583,468
Total current assets	24,356,769	46.6	232,834	21,672,169	44.2
INVESTMENTS IN EQUITY METHOD INVESTEES	947,626	1.8	11,794	1,097,765	2.2
OTHER INVESTMENTS	1,914,594	3.7	22,742	2,116,827	4.3
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization of JPY 16,444,517 thousand and JPY 18,830,595 thousand at March 31, 2009 and December 31, 2009, respectively	13,172,891	25.2	141,394	13,160,935	26.9
GOODWILL	2,639,319	5.0	28,355	2,639,319	5.4
OTHER INTANGIBLE ASSETS — Net	3,201,806	6.1	31,856	2,965,166	6.1
GUARANTEE DEPOSITS	2,072,652	4.0	22,209	2,067,234	4.2
Deferred tax assets — Noncurrent	2,253,464	4.3	19,021	1,770,496	3.6
OTHER ASSETS, net of allowance for doubtful accounts of JPY 72,800 thousand and JPY 89,100 thousand at March 31, 2009 and December 31 2009, respectively, and net of loan loss valuation allowance of JPY 16,701 thousand at March 31, 2009 and December 31 2009, respectively	1,742,078	3.3	16,241	1,511,710	3.1
TOTAL	52,301,199	100.0	526,446	49,001,621	100.0

	As of March 31, 2009		As of December 31, 2009
	Thousands of JPY	%	Thousands of U.S. Dollars	Thousands of JPY	%
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	7,350,000		54,792	5,100,000
Capital lease obligations —current portion	3,272,257		33,417	3,110,449
Accounts payable	6,064,829		54,099	5,035,574
Accrued expenses	1,069,310		13,413	1,248,453
Accrued retirement and pension costs —current	11,959		128	11,959
Deferred income	1,255,749		14,128	1,315,029
Other current liabilities	763,544		7,807	726,688
Total current liabilities	19,787,648	37.8	177,784	16,548,152	33.8
CAPITAL LEASE OBLIGATIONS —Noncurrent	4,866,120	9.3	42,270	3,934,469	8.0
ACCRUED RETIREMENT AND PENSION COSTS —Noncurrent	1,399,592	2.7	17,598	1,638,013	3.3
OTHER NONCURRENT LIABILITIES	1,004,920	1.9	10,225	951,781	2.0
Total Liabilities	27,058,280	51.7	247,877	23,072,415	47.1
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
INTERNET INITIATIVE JAPAN INC. SHAREHOLDERS' EQUITY:
Common-stock — authorized, 377,600 shares; issued and outstanding, 206,478 shares at March 31, 2009 and December 31, 2009, respectively	16,833,847	32.2	180,854	16,833,847	34.4
Additional paid-in capital	27,611,737	52.8	295,009	27,459,397	56.0
Accumulated deficit	(18,549,142)	(35.5)	(191,458)	(17,820,937)	(36.4)
Accumulated other comprehensive loss	(320,711)	(0.6)	(2,659)	(247,515)	(0.5)
Treasury stock—3,934 shares held by the company at March 31, 2009 and December 31, 2009, respectively	(406,547)	(0.8)	(4,368)	(406,547)	(0.8)
Total Internet Initiative Japan Inc. shareholders' equity	25,169,184	48.1	277,378	25,818,245	52.7
NONCONTROLLING INTERESTS	73,735	0.2	1,192	110,961	0.2
Total equity	25,242,919	48.3	278,570	25,929,206	52.9
TOTAL	52,301,199	100.0	526,446	49,001,621	100.0

(Note1)  The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 93.08 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of December 31, 2009.
(Note2) The above presentation as of March 31, 2009 has been changed to conform to the presentation as of December 31, 2009.

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Income (Unaudited)
(For the nine months ended December 31, 2008 and December 31, 2009)

	Nine Months Ended December 31, 2008		Nine Months Ended December 31, 2009
	Thousands of JPY	% of total revenues	Thousands of U.S. Dollars	Thousands of JPY	% of total revenues
REVENUES:
Connectivity and outsourcing services:
Connectivity (corporate use)	9,705,875		111,382	10,367,448
Connectivity (home use)	4,859,054		55,156	5,133,887
Outsourcing services	11,375,933		129,986	12,099,128
Total	25,940,862		296,524	27,600,463
Systems integration:
Systems Construction	10,014,019		65,911	6,134,986
Systems Operation and Maintenance	14,091,056		150,735	14,030,403
Total	24,105,075		216,646	20,165,389
Equipment sales	725,801		4,713	438,710
ATM operation business	17,265		1,163	108,217
Total revenues	50,789,003	100.0	519,046	48,312,779	100.0
COST AND EXPENSES:
Cost of connectivity and outsourcing services	21,851,462		245,792	22,878,358
Cost of systems integration	18,503,892		158,479	14,751,253
Cost of equipment sales	639,053		4,082	379,946
Cost of ATM operation business	260,587		7,341	683,253
Total cost	41,254,994	81.3	415,694	38,692,810	80.1
Sales and marketing	3,506,005	6.9	42,198	3,927,736	8.1
General and administrative	3,967,468	7.8	37,001	3,444,078	7.1
Research and development	216,194	0.4	2,588	240,924	0.5
Total cost and expenses	48,944,661	96.4	497,481	46,305,548	95.8
OPERATING INCOME	1,844,342	3.6	21,565	2,007,231	4.2
OTHER INCOME (EXPENSE):
Interest income	32,542		193	17,990
Interest expense	(310,146)		(2,591)	(241,172)
Foreign exchange losses	(9,529)		(41)	(3,804)
Net gains on sales of other investments	17,680		222	20,640
Losses on write-down of other investments	(329,216)		(531)	(49,441)
Other—net	(3,513)		341	31,762
Other expense — net	(602,182)	(1.2)	(2,407)	(224,025)	(0.5)
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME IN EQUITY METHOD INVESTEES	1,242,160	2.4	19,158	1,783,206	3.7
INCOME TAX EXPENSE	1,192,429	2.3	11,197	1,042,191	2.2
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	45,107	0.1	1,366	127,164	0.3
NET INCOME	94,838	0.2	9,327	868,179	1.8
LESS: NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	259,484	0.5	2,848	265,114	0.5
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	354,322	0.7	12,175	1,133,293	2.3

	Nine Months Ended December 31, 2008		Nine Months Ended December 31, 2009
NET INCOME PER SHARE (ADS)
BASIC WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	206,023			202,544
DILUTED WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	206,063			202,544
BASIC WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	82,409,200			81,017,600
DILUTED WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	82,425,200			81,017,600
BASIC NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC. PER SHARE (JPY / U.S. Dollars / JPY)	1,719.82		60.11	5,595.29
DILUTED NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC. PER SHARE (JPY / U.S. Dollars / JPY)	1,719.48		60.11	5,595.29
BASIC NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC. PER ADS (JPY / U.S. Dollars / JPY)	4.30		0.15	13.99
DILUTED NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC. PER ADS (JPY / U.S. Dollars / JPY)	4.30		0.15	13.99

(Note1) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 93.08 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve
Bank of New York prevailing as of December 31, 2009.
(Note2) The above presentation for the nine months ended December 31, 2008 has been changed to conform to the presentation for the nine months ended December 31, 2009.

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Cash Flows (Unaudited)
(For the nine months ended December 31, 2008 and December 31, 2009)

	Nine Months Ended December 31, 2008	Nine Months Ended December 31, 2009
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
OPERATING ACTIVITIES:
Net Income	94,838	9,327	868,179
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,953,643	42,270	3,934,464
Provision for retirement and pension costs, less payments	194,953	2,562	238,421
Provision for allowance for doubtful accounts and advances	17,752	291	27,074
Loss on disposal of property and equipment	163,772	244	22,750
Net gains on sales of other investments	(17,680)	(222)	(20,640)
Losses on write-down of other investments	329,216	531	49,441
Foreign exchange losses	20,828	174	16,213
Equity in net income of equity method investees (net of dividend)	(14,727)	(1,366)	(127,164)
Deferred income tax expense	972,197	8,493	790,481
Others	1,972	--	--
Changes in operating assets and liabilities net of effects from acquisition of business and a company:
Decrease in accounts receivable	2,656,278	17,803	1,657,103
Increase in inventories, prepaid expenses and other current and noncurrent assets	(1,248,854)	(6,856)	(638,113)
Decrease in accounts payable	(2,122,235)	(7,188)	(669,050)
Decrease in income taxes payable	(326,868)	(1,220)	(113,578)
Increase in accrued expenses and other current and noncurrent liabilities - net	675,782	2,417	225,018
Net cash provided by operating activities	5,350,867	67,260	6,260,599
INVESTING ACTIVITIES:
Purchase of property and equipment	(2,663,014)	(28,196)	(2,624,507)
Purchase of available-for-sale securities	(99,992)	(314)	(29,184)
Purchase of short-term and other investments	(125,264)	(2,686)	(250,016)
Investment in an equity method investee	--	(245)	(22,834)
Proceeds from sales of available-for-sale securities	--	610	56,824
Proceeds from sales and redemption of short-term and other investments	48,882	726	67,592
Payments of guarantee deposits	(82,904)	(647)	(60,250)
Refund of guarantee deposits	27,349	696	64,750
Payments for refundable insurance policies	(38,504)	(450)	(41,866)
Refund from insurance policies	7,382	429	39,959
Other	(53)	16	1,498
Net cash used in investing activities	(2,926,118)	(30,061)	(2,798,034)

	Nine Months Ended December 31, 2008	Nine Months Ended December 31, 2009
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
FINANCING ACTIVITIES:
Proceeds from issuance of short-term borrowings with initial maturities over three months	10,500,000	61,775	5,750,000
Repayments of short-term borrowings with initial maturities over three months	(11,550,000)	(112,269)	(10,450,000)
Principal payments under capital leases	(2,847,726)	(28,557)	(2,658,062)
Net increase (decrease) in short-term borrowings with initial maturities less than three months	(300,000)	26,321	2,450,000
Proceeds from issuance of subsidiary stock to minority shareholders	--	1,612	150,000
Dividends paid	(412,956)	(4,352)	(405,088)
Payments for acquisition of treasury stock	(300,555)	--	--
Net cash used in financing activities	(4,911,237)	(55,470)	(5,163,150)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(29,045)	(225)	(21,037)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,515,533)	(18,496)	(1,721,622)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	11,470,980	109,451	10,187,724
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	8,955,447	90,955	8,466,102

ADDITIONAL CASH FLOW INFORMATION:
Interest paid	309,719	2,613	243,173
Income tax paid	774,751	1,722	160,263

NONCASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of assets by entering into capital leases	3,685,356	16,792	1,562,959
Facilities purchase liabilities	154,107	1,878	174,772

(Note 1) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 93.08 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of
New York prevailing as of December 31, 2009.
(Note 2) The above presentation for the nine months ended December 31, 2008 has been changed to conform to the presentation for the nine months ended December 31, 2009.

Going Concern Assumption (Unaudited)
For the nine months ended December 31, 2008
Nothing to be reported.

For the nine months ended December 31, 2009
Nothing to be reported.

Segment Information (Unaudited)
Business Segments:
Revenues:

	Nine Months Ended December 31, 2008	Nine Months Ended December 31, 2009
	Thousands of JPY	Thousands of JPY
Network service and systems integration business	50,934,525	48,524,786
Customers	50,771,738	48,204,562
Intersegment	162,787	320,224
ATM operation business	17,265	108,217
Customers	17,265	108,217
Intersegment	--	--
Elimination	162,787	320,224
Consolidated total	50,789,003	48,312,779
Segment profit or loss:
	Nine Months Ended December 31, 2008	Nine Months Ended December 31, 2009
	Thousands of JPY	Thousands of JPY
Network service and systems integration business	2,326,526	2,753,891
ATM operation business	(456,396)	(730,462)
Elimination	25,788	16,198
Consolidated operating income	1,844,342	2,007,231

Substantially all revenues are from customers operating in Japan. Geographic information is not presented due to immateriality of revenue attributable to international operations.

Material Changes In Shareholders' Equity (Unaudited)
For the nine months ended December 31, 2008
Nothing to be reported.

For the nine months ended December 31, 2009
Nothing to be reported.

3rd Quarter FY2009 Consolidated Financial Results (3 months)

The following tables are highlight data of 3rd Quarter FY2009 consolidated financial results (unaudited, from October 1, 2009 to December 31, 2009).

Operating Results Summary
	3Q08	3Q09	YoY Change
	JPY millions	JPY millions
Total Revenues:	17,535	16,038	(8.5%)
Connectivity and Outsourcing Services	8,940	9,297	4.0%
SI	8,388	6,542	(22.0%)
Equipment Sales	201	129	(36.0%)
ATM Operation Business	6	70	1,012.6%
Cost of Revenues:	14,170	12,656	(10.7%)
Connectivity and Outsourcing Services	7,510	7,567	0.8%
SI	6,326	4,702	(25.7%)
Equipment Sales	174	111	(36.5%)
ATM Operation Business	160	276	72.3%
SG&A Expenses and R&D	2,526	2,541	0.6%
Operating Income	839	841	0.3%
Income before Income Tax Expense	476	758	59.1%
Net Income attributable to IIJ	(13)	418	--

Connectivity and Outsourcing Services Revenues Breakdown and Cost
	3Q08	3Q09	YoY Change
	JPY millions	JPY millions
Connectivity and Outsourcing Services Revenues	8,940	9,297	4.0%
Connectivity Service (Corporate Use)	3,378	3,480	3.0%
IP Service	2,358	2,308	(2.1%)
IIJ FiberAccess/F and IIJ DSL/F	725	740	2.2%
IIJ Mobile Service	212	361	70.3%
Others	83	71	(15.4%)
Connectivity Service (Home Use)	1,648	1,724	4.6%
Under IIJ Brand	251	262	4.5%
hi-ho	1,257	1,322	5.2%
OEM	140	140	(0.2%)
Outsourcing Services	3,914	4,093	4.6%
Cost of Connectivity and Outsourcing Services	7,510	7,567	0.8%
Backbone Cost (included in the cost of Connectivity and Outsourcing Service)	930	915	(1.6%)
Connectivity and Outsourcing Services Gross Margin Ratio	16.0%	18.6%	―

SI Revenue Breakdown and Cost
	3Q08	3Q09	YoY Change
	JPY millions	JPY millions
SI Revenues	8,388	6,542	(22.0%)
Systems Construction	3,724	1,987	(46.6%)
Systems Operation and Maintenance	4,664	4,555	(2.3%)
Cost of SI	6,326	4,702	(25.7%)
SI Gross Margin Ratio	24.6%	28.1%	―

SI and Equipment Sales Order Backlog	13,544	14,987	10.7%

Equipment Sales Revenue and Cost
	3Q08	3Q09	YoY Change
	JPY millions	JPY millions
Equipment Sales Revenues	201	129	(36.0%)
Cost of Equipment Sales	174	111	(36.5%)
Equipment Sales Gross Margin Ratio	13.6%	14.3%	―

ATM Operation Business Revenue and Cost
	3Q08	3Q09	YoY Change
	JPY millions	JPY millions
ATM Operation Business Revenues	6	70	1,012.6%
Cost of ATM Operation Business	160	276	72.3%

Other Financial Statistics
	3Q08	3Q09	YoY Change
	JPY millions	JPY millions
Adjusted EBITDA	2,194	2,132	(2.8%)
CAPEX, including capital leases	1,832	1,574	(14.1%)
Depreciation and amortization	1,355	1,291	(4.7%)

Reconciliation of Non-GAAP Financial Measures

The following table summarizes the reconciliation of adjusted EBITDA to net income in our consolidated statements of income that are prepared in accordance with U.S. GAAP.

Adjusted EBITDA
	3Q08	3Q09
	JPY millions	JPY millions
Adjusted EBITDA	2,194	2,132
Depreciation and Amortization	(1,355)	(1,291)
Operating Income	839	841
Other Income (Expense)	(363)	(84)
Income Tax Expense	653	514
Equity in Net Income (Loss) of Equity Method Investees	44	85
Net income	(133)	328
Net income attributable to noncontrolling interests	120	90
Net Income attributable to IIJ	(13)	418

The following table summarizes the reconciliation of capital expenditures to the purchase of property and equipment in our consolidated statements of cash flows that are prepared and presented in accordance with U.S. GAAP.

CAPEX
	3Q08	3Q09
	JPY millions	JPY millions
CAPEX, including capital leases	1,832	1,574
Acquisition of Assets by Entering into Capital Leases	917	899
Purchase of Property and Equipment	915	675
Internet Initiative Japan Inc. Quarterly Consolidated Statements of Income (Unaudited) (Three Months ended December 31, 2008 and December 31, 2009)

	Three Months Ended December 31, 2008		Three Months Ended December 31, 2009
	Thousands of JPY	% of total revenues	Thousands of U.S. Dollars	Thousands of JPY	% of total revenues
REVENUES:
Connectivity and outsourcing services:
Connectivity (corporate use)	3,378,154		37,390	3,480,241
Connectivity (home use)	1,647,803		18,520	1,723,836
Outsourcing services	3,913,676		43,969	4,092,688
Total	8,939,633		99,879	9,296,765
Systems integration:
Systems Construction	3,724,073		21,347	1,986,972
Systems Operation and Maintenance	4,663,447		48,935	4,554,855
Total	8,387,520		70,282	6,541,827
Equipment sales	201,714		1,388	129,124
ATM operation business	6,295		752	70,039
Total revenues	17,535,162	100.0	172,301	16,037,755	100.0
COST AND EXPENSES:
Cost of connectivity and outsourcing services	7,510,069		81,297	7,567,089
Cost of systems integration	6,325,592		50,513	4,701,783
Cost of equipment sales	174,212		1,189	110,631
Cost of ATM operation business	160,603		2,973	276,736
Total cost	14,170,476	80.8	135,972	12,656,239	78.9
Sales and marketing	1,154,972	6.6	14,333	1,334,099	8.3
General and administrative	1,298,297	7.4	12,122	1,128,380	7.1
Research and development	72,517	0.4	837	77,889	0.5
Total cost and expenses	16,696,262	95.2	163,264	15,196,607	94.8
OPERATING INCOME	838,900	4.8	9,037	841,148	5.2
OTHER INCOME (EXPENSE):
Interest income	6,299		53	4,904
Interest expense	(103,739)		(784)	(72,983)
Foreign exchange loss	(13,527)		(91)	(8,423)
Net gains on sales of other investments	17,680		100	9,338
Losses on write-down of other investments	(268,124)		(196)	(18,269)
Other—net	(1,379)		20	1,878
Other expense — net	(362,790)	(2.1)	(898)	(83,555)	(0.5)
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME IN EQUITY METHOD INVESTEES	476,110	2.7	8,139	757,593	4.7
INCOME TAX EXPENSE	653,305	3.7	5,526	514,382	3.2
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	44,272	0.2	913	85,017	0.5
NET INCOME (LOSS)	(132,923)	(0.8)	3,526	328,228	2.0
LESS: NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	119,691	0.7	964	89,678	0.6
NET INCOME (LOSS) ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	(13,232)	(0.1)	4,490	417,906	2.6

	Three Months Ended December 31, 2008		Three Months Ended December 31, 2009
NET INCOME PER SHARE (ADS)
BASIC WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	205,117			202,544
DILUTED WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	205,117			202,544
BASIC WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	82,046,800			81,017,600
DILUTED WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	82,046,800			81,017,600
BASIC NET INCOME (LOSS) ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC. PER SHARE (JPY / U.S. Dollars / JPY)	(64.51)		22.17	2,063.29
DILUTED NET INCOME (LOSS) ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC. PER SHARE (JPY / U.S. Dollars / JPY)	(64.51)		22.17	2,063.29
BASIC NET INCOME (LOSS) ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC. PER ADS (JPY / U.S. Dollars / JPY)	(0.16)		0.06	5.16
DILUTED NET INCOME (LOSS) ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC. PER ADS (JPY / U.S. Dollars / JPY)	(0.16)		0.06	5.16

(Note 1) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 93.08 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of
New York prevailing as of December 31, 2009.
(Note 2) The above presentation for the three months ended December 31, 2008 has been changed to conform to the presentation for the three months ended December 31, 2009.

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Cash Flows (Unaudited)
(Three Months ended December 31, 2008 and December 31, 2009)

	Three Months Ended December 31, 2008	Three Months Ended December 31, 2009
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
OPERATING ACTIVITIES:
Net income (losses)	(132,923)	3,526	328,228
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,354,538	13,869	1,290,948
Provision for retirement and pension costs, less payments	65,470	989	92,052
Provision for allowance for doubtful accounts and advances	9,361	298	27,720
Loss on disposal of property and equipment	128,044	48	4,499
Net gains on sales of other investments	(17,680)	(100)	(9,338)
Losses on write-down of other investments	268,124	196	18,269
Foreign exchange losses (gains)	11,961	(21)	(1,999)
Equity in net income of equity method investees	(44,272)	(913)	(85,017)
Deferred income tax expense	594,214	4,487	417,616
Others	265	--	--
Changes in operating assets and liabilities net of effects from acquisition of business and a company:
Decrease in accounts receivable	400,457	1,309	121,875
Increase in inventories, prepaid expenses and other current and noncurrent assets	(837,254)	(4,313)	(401,483)
Decrease in accounts payable	(884,216)	(1,655)	(154,017)
Increase (decrease) in income taxes payable	30,525	(747)	(69,577)
Increase (decrease) in accrued expenses, other current and noncurrent liabilities — net	399,665	(1,197)	(111,391)
Net cash provided by operating activities	1,346,279	15,776	1,468,385
INVESTING ACTIVITIES:
Purchase of property and equipment	(915,042)	(7,257)	(675,456)
Purchase of available-for-sale securities	--	(138)	(12,817)
Purchase of short-term and other investments	(6,001)	(537)	(50,000)
Proceeds from sales of available-for-sale securities	--	374	34,800
Proceeds from sales and redemption of short-term and other investments	36,873	104	9,693
Payments of guarantee deposits	(4,186)	(168)	(15,607)
Refund of guarantee deposits	9,467	303	28,188
Payments for refundable insurance policies	(12,890)	(139)	(12,936)
Other	51	13	1,179
Net cash used in investing activities	(891,728)	(7,445)	(692,956)

	Three Months Ended December 31, 2008	Three Months Ended December 31, 2009
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
FINANCING ACTIVITIES:
Proceeds from issuance of short-term borrowings with initial maturities over three months	5,100,000	6,983	650,000
Repayments of short-term borrowings with initial maturities over three months	(5,675,000)	(54,792)	(5,100,000)
Principal payments under capital leases	(1,103,879)	(10,184)	(947,971)
Net increase （decrease） in short-term borrowings with initial maturities less than three months	1,375,000	25,247	2,350,000
Proceeds from issuance of subsidiary stock to minority shareholders	--	1,612	150,000
Dividends paid	(206,478)	(2,176)	(202,544)
Payments for acquisition of treasury stock	(300,555)	--	--
Net cash used in financing activities	(810,912)	(33,310)	(3,100,515)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(7,427)	23	2,171

NET DECREASE IN CASH AND CASH EQUIVALENTS	(363,788)	(24,956)	(2,322,915)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	9,319,235	115,911	10,789,017
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	8,955,447	90,955	8,466,102

(Note 1) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 93.08 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve
Bank of New York prevailing as of December 31, 2009.
(Note 2) The above presentation for the three months ended December 31, 2008 has been changed to conform to the presentation for the three months ended December 31, 2009.

Note: The following information is provided to disclose Internet Initiative Japan Inc. ("IIJ") financial results (unaudited) for the nine month ended December 31, 2009 in the form defined by the Tokyo Stock Exchange.

Consolidated Financial Results for the Nine Months Ended December 31, 2009
[Under accounting principles generally accepted in the United States ("U.S. GAAP")]

                                                                                                                                               February 12, 2010

Company name: Internet Initiative Japan Inc.       Exchange listed: Tokyo Stock Exchange First Section
Stock code number: 3774                                  URL: http://www.iij.ad.jp/
Representative: Koichi Suzuki, President and Representative Director
Contact: Akihisa Watai, Director and CFO           TEL: (03) 5259-6500
Filing of quarterly report (Shihanki-hokokusho) to the regulatory organization in Japan: February 15, 2010 (Scheduled)

 (Amounts of less than JPY one million are rounded)

1. Consolidated Financial Results for the Nine months Ended December 31, 2009
(April 1, 2009 to December 31, 2009)

(1) Consolidated Results of Operations							(% shown is YoY change)

	Total Revenues		Operating Income		Income before Income Tax Expense (Benefit)		Net Income attributable to IIJ
	JPY millions	%	JPY millions	%	JPY millions	%	JPY millions	%
Nine months ended December 31, 2009	48,313	(4.9)	2,007	8.8	1,783	43.6	1,133	219.8
Nine months ended December 31, 2008	50,789	5.0	1,844	(37.5)	1,242	(54.2)	354	(91.3)

	Basic Net Income attributable to IIJ per Share	Diluted Net Income attributable to IIJ per Share
	JPY	JPY
Nine months ended December 31, 2009	5,595.29	5,595.29
Nine months ended December 31, 2008	1,719.82	1,719.48

(Note) Effective April 1, 2009, we adopted FASB Accounting Standards Codification ("ASC") 810, "Consolidations" (the provisions of which were previously included in SFAS No. 160 "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51"). According to this, in this document, Income before income tax expense (benefit) represents income from operations before income tax expense and equity in net income in equity method investees in IIJ's consolidated financial statements. Additionally, Net income attributable to IIJ is equivalent to net income in the former presentation materials up to FY2008.

(2) Consolidated Financial Position
	Total Assets	IIJ Shareholders' Equity	IIJ Shareholders' Equity as a percentage of Total Assets	IIJ Shareholders' Equity per share
	JPY millions	JPY millions	%	JPY
December 31, 2009	49,002	25,818	52.7	127,469.81
March 31, 2009	52,301	25,169	48.1	124,265.27
(Note) With the adoption of ASC810, Shareholders' equity, shareholders' equity as a percentage of total assets and shareholders' equity per share were renamed to IIJ Shareholders' equity, IIJ shareholders' equity as a percentage of total assets and IIJ shareholders' equity per share, respectively, from fiscal year ending March 31, 2010.

  2. Dividends

	Dividend per Shares
	1st quarter-end	2nd quarter-end	3rd quarter-end	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
Fiscal year ended March 31, 2009	--	1,000.00	--	1,000.00	2,000.00
Fiscal year ending March 31, 2010	--	1,000.00	--	--	--
Fiscal year ending March 31, 2010 (Target)	--	--	--	1,000.00	2,000.00
(Note) Changes to Dividend Target during the three months ended December 31, 2009: None

3. Target of Consolidated Financial Results for the Fiscal Year Ending March 31, 2010

(April 1, 2009 through March 31, 2010) (% shown is YoY change)
	Total Revenues		Operating Income		Income before Income Tax Expense (Benefit)
	JPY millions	%	JPY millions	%	JPY millions	%
Fiscal year ending March 31, 2010	68,000	(2.5)	3,300	13.1	2,700	32.7
(Note) Changes to target for year-end consolidated financial results for the fiscal year ending March 31, 2010 during the three months ended September 30, 2009: Yes
Net income attributable to IIJ:
Fiscal year ending March 31, 2010: JPY1,700 million
Basic net income per share attributable to IIJ shareholders:
Fiscal year ending March 31, 2010: JPY8,393.24

4. Others

(1) Change of Condition in Consolidated Subsidiaries during the Nine Months Ended December 31, 2009
     (Change of Condition in Specific Consolidated Subsidiaries with a Change of Scope of Consolidation): None

(2) Application of Simplified Accounting Method or Specific Accounting Principles for quarterly consolidated financial statements: None

(3) Changes in Significant Accounting and Reporting Policies for Consolidated Financial Statements

1) Changes due to the revision of accounting standards: Yes
2) Others: None

(4) Number of Shares Outstanding (Shares of Common Stock)

1) The number of shares outstanding (inclusive of treasury stock):

     As of December 31, 2009:           206,478 shares
     As of March 31, 2009:                 206,478 shares

2) The number of treasury stock:

     As of December 31, 2009:     3,934 shares
     As of March 31, 2009:           3,934 shares

3) The weighted average number of shares outstanding:

     For the nine months ended December 31, 2009:    202,544 shares
     For the nine months ended December 31, 2008:    202,544 shares

CONTACT:  Internet Initiative Japan Inc.
          IIJ Investor Relations Office
          Yuko Kazama
          +81-3-5259-6500
          ir@iij.ad.jp
          http://www.iij.ad.jp/en/IR